Exhibit 99.1

United Maritime Announces Availability of its 2025 Annual Report on Form 20-F

April 9, 2026 - Glyfada, Greece - United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) has been filed with U.S. Securities and Exchange Commission. The Annual Report may also be accessed through United’s website, www.unitedmaritime.gr, at the “Investors” section under “Annual Reports”.

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of six dry bulk vessels, comprising one Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 577,750 dwt. Upon completion of the announced sale of the M/V Cretansea and the acquisition of the M/V Squireship, the Company’s operating fleet will consist of six vessels (two Capesize, one Kamsarmax and three Panamax), with an aggregate cargo carrying capacity of 666,260 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the share repurchases, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Venezuela, China and Taiwan, Israel and Hamas or Iran and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com